Exhibit 99.1

for immediate release	NYSE: CEF
tsx: cef and cef.u

Sprott Physical Gold and Silver Trust Expands Its "At-The-Market" Equity Program

TORONTO, ON – November 2, 2020 – Sprott Asset Management LP ("Sprott"), on behalf of the Sprott Physical Gold and Silver Trust (NYSE: CEF) (TSX: CEF) (TSX: CEF.U) (the "Trust"), a closed-ended mutual fund trust created to invest and hold substantially all of its assets in physical gold and silver bullion, today announced that it has established an at-the-market equity program for sales of trust units of the Trust ("Units") in Canada. The existing at-the-market equity program in the United States remains in place.

In connection with the at-the-market equity programs in Canada and the United States (together, the "ATM Program"), Sprott (as the manager of the Trust) and the Trust, entered into an amended and restated sales agreement (the "Sales Agreement") with Cantor Fitzgerald & Co. ("CF&Co"), Virtu Americas LLC ("Virtu" and together with CF&Co, the "U.S. Agents") and Virtu ITG Canada Corp. (the "Canadian Agent" and together with the U.S. Agents, the "Agents") pursuant to which the Trust may sell, through the Agents, acting as agent and/or principal, such number of Units as would result in aggregate gross proceeds to the Trust of up to US$980 million.

Sales of Units through the Agents, acting as agent, will be made through "at the market" issuances on the Toronto Stock Exchange ("TSX") and the NYSE Arca ("NYSE") or other existing trading markets in Canada and the United States at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. Neither U.S. Agent is registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Agents will only sell Units on marketplaces in the United States and are not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any Units in Canada. The Canadian Agent may only sell Units on marketplaces in Canada.

The volume and timing of distributions under the ATM Program, if any, will be determined in the Trust's sole discretion. The Trust intends to use the proceeds from the ATM Program, if any, to acquire physical gold and silver bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions.

The offering under the ATM Program is being made pursuant to an amended and restated prospectus supplement dated November 2, 2020 (the "Prospectus Supplement") to the Trust's Canadian short form base shelf prospectus dated February 25, 2019 (the "Base Shelf Prospectus"), and pursuant to an amended and restated prospectus supplement dated November 2, 2020 (the "U.S. Prospectus Supplement") to the Trust’s U.S. base prospectus (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement" and together with the Prospectus Supplement, Base Shelf Prospectus, U.S. Prospectus Supplement and U.S. Base Prospectus, the "Offering Documents") (File No. 333-229639) filed with the United States Securities and Exchange Commission (the "SEC") on February 25, 2019. The Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC's website at www.sec.gov.

Before you invest, you should read the Offering Documents and other documents that the Trust has filed for more complete information about the Trust, the Sales Agreement and the ATM Program.

Listing of the Units sold pursuant to the ATM Program on the TSX and NYSE will be subject to fulfilling all applicable listing requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Sprott and the Trust

Sprott is the investment manager to the Trust. Important information about the Trust, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the Trust's annual information form for the year ended December 31, 2019 (the "AIF"), which can be found on www.sprottphysicalbullion.com, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Trust. The performance of the Trust is not guaranteed, its value changes frequently and past performance is not an indication of future results.

To learn more about the Trust, please visit www.sprottphysicalbullion.com.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include, without limitation, statements regarding the ATM Program, including the intended use of proceeds from any sale of Units and the timing and ability of the Trust to obtain all necessary regulatory approvals. With respect to the forward-looking statements contained in this press release, the Trust has made numerous assumptions regarding, among other things: the price of gold and silver and anticipated costs and the impact of the COVID-19 pandemic on the Trust's business, financial condition and results of operations. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing the Trust appears in the AIF, and the Offering Documents, each as updated by the Trust's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

For more information:

Glen Williams

Managing Director, Investor and Institutional Client Relations

Tel: 416.943.4394

Email: gwilliams@sprott.com